

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via Email
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI (Bermuda) Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed August 21, 2013**
> **File No. 001-33628**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Business, page 2

Summary of Oil and Gas Reserves at June 30, 2013, page 9

1.   FASB ASC paragraph 932-235-50-4 and Item 1202(a)(2) of Regulation S-K require disclosure by separate product type. The staff considers natural gas liquids (NGLs) to be a separate product type. Please revise the table on page 9 to break out your NGLs, either as a separate row or in a footnote.

Acreage, page 12

2.   The disclosure on page 12 indicates that a significant percentage of your onshore and
        offshore net undeveloped acreage will expire over the next three year period. Please tell
        us the extent to which you have assigned any proved undeveloped reserves as of June 30,
        2013 to locations which are currently scheduled to be drilled after lease expiration. If
        your undeveloped reserves include any such locations, please refer to Rule 4-10(a)(26) of
        Regulation S-X and tell us why you have assigned reserves to those locations.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 48

Proved Reserves, page 58

3.   You disclose the addition of a large number of new proved undeveloped locations. You
        also state these proved undeveloped reserve locations account for approximately 50% of
        your proved reserve increase for the period ending June 30, 2013. Please tell us whether
        these new proved undeveloped reserve locations are the result of a re-evaluation of
        previously available technical data or are the result of new data obtained since June 30,
        2012.

4.   Furthermore, please provide us with:

        •   the technical data supporting the estimated proved undeveloped reserves assigned
            to each of the three largest newly added proved undeveloped locations as of June
            30, 2013 (e.g. structure and net pay isochore maps, open hole well logs of key
            wells, volumetric parameters used in the calculation of the original hydrocarbons
            in-place, recovery factors and the estimated proved ultimate recoverable reserves
            by product type), and

        •   a narrative explanation for why these locations were not previously identified and
            included as proved undeveloped reserves.

        You may furnish these materials in Adobe PDF format on digital media such as a flash
        drive or compact disk.

        If you would like to have these supplemental materials returned to you, please comply
        with the provisions of Rule 418(b) of Regulation C, which provides for the return of
        supplemental information as long as certain express conditions are met.

        If you wish to request confidential treatment of these materials while they are in our
        possession, please follow the procedures set forth in Rule 83 of the Freedom of
        Information Act.

Please indicate your preferred method of disposition/return and direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-628
Attn: John E. Hodgin

Liquidity and Capital Resources, page 60

Overview, page 60

5.   It appears that there has been a trend of increasing capital expenditures over each of the last three fiscal years. We note that cash used for capital expenditures increased during each of these years from $145.1 million for the fiscal year ended June 30, 2010 to $816.1 million for the fiscal year ended June 30, 2013. Please tell us how you considered providing disclosure explaining the impact of this trend on your liquidity position. With a view toward disclosure, your response should also explain management's expectations with regard to changes in capital expenditures over the foreseeable future and should detail the planned sources of cash that will be utilized to fund these capital expenditures. Refer to Item 303(A) of Regulation S-K. For additional guidance, refer to Section IV of SEC Release No. 33-8350 regarding liquidity and capital resources.

6.   We note the disclosure on page 61 of your Form 10-K stating that management intends to fund capital expenditures and contractual commitments from cash on hand, cash flows from operations, and borrowings under your credit facility. The disclosure on page 62 of your Form 10-K states that available liquidity is expected to be sufficient to meet your operating and capital requirements through June 30, 2014. Please tell us how you evaluated your ability to meet upcoming cash requirements over both the short and long term in making these statements. For example, we note that you used approximately $117.1 million of cash during the fiscal year ended June 30, 2013 resulting in a cash balance of $0.

We also note that you had $119 million available for borrowing under your revolving credit facility as of July 31, 2013 compared to $498 million as of July 31, 2012. As part of your response, please address the near-term demands on your liquidity and capital resources. For example, we note that your capital budget for the fiscal year ended June 30, 2014 is approximately $660 million and that capital expenditures for the fiscal year ended June 30, 2013 totaled $816.1 million, which appears to have exceeded the capital budget of $700 million for this period (as disclosed in your Form 10-K for the fiscal year ended June 30, 2012). In addition, we note that you are authorized to repurchase up to $250 million in common stock and it appears that you have repurchased approximately $93.8 million of your common stock through July 31, 2013.

Notes to Consolidated Financial Statements

Note 4 – Property and Equipment, page 87

7.   Please expand your footnote to provide a description of the current status of the significant properties or projects involved with the capitalized costs of your unevaluated properties and major development projects, including the anticipated timing of the inclusion of the costs in the amortization computation, and include the table required by Rule 4-10(c)(7)(ii) of Regulation S-X or otherwise advise how you have complied with these disclosure requirements.

Note 6 – Long-Term Debt, page 88

8.   We note that you historically provided disclosure in your filings on Form 10-K stating that you and your subsidiaries, other than Energy XXI Gulf Coast, Inc., have no significant independent assets or operations. Please tell us why this statement was not provided in your Form 10-K for the fiscal year ended June 30, 2013. With your response, please tell us how you considered presenting parent-only financial statements to comply with Rule 5-04 of Regulation S-X. Also refer to SAB Topic 6K2.

Note 16 – Income Taxes, page 101

9.   Your response to comment 3 in our letter dated May 16, 2013 indicates your intention to comply with the disclosure requirements per Rule 4-08(h) of Regulation S-X. Please tell us whether the line item captioned "revaluation of tax attributes" is comprised of any individual amounts in excess of five percent of your tax provision for the fiscal year ended June 30, 2013. Your response should also describe each of the material components of this line item.

10.   It appears that the amounts presented for "revaluation of tax attributes" and "change in valuation allowance" for the fiscal year ended June 30, 2012 were adjusted from the amounts presented in your prior year filing on Form 10-K. Please tell us about the cause of these changes.

Note 22 – Supplementary Oil and Gas Information-Unaudited, page 108

11.   We note your disclosure of costs incurred for property acquisition, exploration, and development activities includes separate line items for "Administrative and other" and "Asset retirement obligations, insurance proceeds and other – net." Please revise your presentation to provide the disclosure specifically required by FASB ASC 932-235-50-18 and reflected in Example 3 in 932-235-55-4.

<u>Estimated Net Quantities of Oil and Natural Gas Reserves, page 109</u>

12.   Please tell us why the 36.3 MMBoe which are the result of a field study should be classified as extensions and discoveries rather than as revisions to previous estimates. Refer to the definitions of the change categories set forth in FASB ASC paragraph 932-235-50-5 in formulating your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director